MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Chittenden Corporation completed the acquisition of Flagship Bank and Trust Company, of Worcester, Massachusetts, on February 29, 1996. A total of 1.6 million shares of Chittenden stock were exchanged in the transaction, which is being accounted for as a pooling of interests. All historical financial information has been restated to reflect the acquired bank.

     Chittenden Corporation's net income for the second quarter of 1996 was $6.7 million compared with $5.7 million a year ago. Net income per share of common stock was $0.54 for the three months ended June 30, 1996, up from $0.47 reported a year ago. Return on average assets was 1.49% for the second quarter of 1996, compared with 1.33% last year. Return on average equity was 16.83% for the quarter ended June 30, 1996, compared with 16.44% for the same period in 1995.

     For the first six months of 1996, net income was $12.7 million, or $1.02 per share, compared with $11.0 million and $0.93 per share for the same period a year ago. Return on average assets and return on average equity were 1.43% and 16.22%, respectively, compared with 1.37% and 17.40% for the first half of 1995.

     Net interest income on a fully taxable equivalent basis for the three months ended June 30, 1996 was $21.1 million, up $1.0 million from the amount earned during the same period in 1995. This increase was a result of higher average earning assets, up $86 million from a year ago. The increase was due to growth in loans and investments funded by higher deposit levels. Net yield on average earning assets was 5.03% for the three month periods ended June 30, 1996 and 1995.

     For the six months ended June 30, 1996, net interest income on a fully taxable equivalent basis was $41.7 million, up $3.6 million from a year ago.
Net yield on earning assets was 5.02% and 5.06%, respectively, for the first six months of 1996 and 1995. The decline in net yield was more than offset by higher average earning assets, up $153 million from 1995.

     Provisions for and activity in the allowance for possible loan losses are summarized as follows:
                                        Three Months        Six Months
                                        Ended June 30,      Ended June 30
                                        --------------      --------------
                                        1996     1995       1996      1995
                                                  (In Thousands)
Beginning Allowance for Possible
 Loan Losses Balance                  $27,997     $26,610   $27,817   $22,163
Allowance of Bank Acquired
 March 17, 1995                             -           -         -     4,135
Provision for Possible Loan Losses      1,025         800     2,008     1,950
Loans Charged Off                      (1,323)     (1,736)   (2,740)   (2,853)
Loan Recoveries                           408         843     1,022     1,122
                                      --------------------   -----------------
Ending Allowance for Possible
 Loan Losses Balance                  $28,107     $26,517    $28,107  $26,517
                                      =====================  =================


   Noninterest income amounted to $9.9 million for the second quarter and $18.8 million for the first half of 1996, up $2.4 million and $4.3 million, respectively, from the same periods a year ago. Credit card income increased $1.5 million for the second quarter and $2.5 million for the first six months, reflecting continued growth in merchant services transaction volumes. Service charges on deposit accounts were up $149,000 in the second quarter and $268,000 for the first six months from the respective periods in the previous year, reflecting growth in deposit levels. Trust Department revenue of $1.3 million for the quarter and $2.5 million for the first six months, increased 21% and 15%, respectively, from the year ago levels. This increase is attributable primarily to higher levels of assets under management and custody. Gains on sales of mortgage loans were up $312,000 for the quarter and $949,000 for the first six months. The adoption of Statement of Financial Accounting Standards No. 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS, which requires the capitalization of mortgage servicing rights retained, accounted for $366,000 of the second quarter gain and $724,000 of the gain for the first six months.

   For the second quarter of 1996, noninterest expenses were $19.7 million, up $1.8 million from the comparable 1995 level. Higher processing fees related to credit card activities accounted for $1.5 million of the increase. Noninterest expenses for the first half of 1996 were $38.6 million, up $5.2 million from 1995. Increased credit card processing fees represented $2.4 million of the increase. Chittenden acquired The Bank of Western Massachusetts late in the first quarter of 1995. Because that transaction was accounted for as a purchase, only $2.1 million of BWM noninterest expenses were included in 1995,
compared with $3.8 million in 1996.   Excluding the impact of credit card
activities and the 1995 acquisition, noninterest expenses were up 4% for the first half of 1996 compared with a year ago.

CREDIT QUALITY

   Nonperforming assets include nonaccrual loans, restructured debt, and foreclosed real estate (Other Real Estate Owned). As of June 30, 1996, nonperforming assets totaled $13.9 million down from $15.5 million a year ago and about the same as March 31, 1996. The allowance for loan losses was $28.1 million at June 30, 1996, up from $26.5 million at June 30, 1995 and up slightly from the end of the first quarter of 1996. The provision for possible loan losses charged against earnings in the second quarter was $1.0 million, the same as the first quarter 1996 level, and up $225,000 from the amount provided during the second quarter of 1995.

   A summary of credit quality follows:

                             6/30/96      3/31/96     12/31/95  6/30/95
                             ------------------------------------------
                                            (In Thousands)

Nonaccrual Loans              $ 9,112   $ 8,386       $ 9,939   $11,799
Restructured Debt               2,892     2,854         2,502       558
Other Real Estate
 Owned (OREO)                   1,875     2,623         2,651     3,141
                              -----------------------------------------
Total Nonperforming
 Assets (NPA)                 $13,879   $13,863       $15,092   $15,498
                              =========================================
Loans Past due 90 Days or
 More and Still Accruing
 Interest                     $ 2,420   $ 2,026       $ 1,054   $ 1,817
Allowance for Possible
 Loan Losses                   28,107    27,997        27,817    26,517
NPA as % of Loans Plus
 OREO                            1.09%     1.15%         1.25%     1.28%
Loss Allowance as % of
 Loans                           2.22      2.32          2.30      2.20
Loss Allowance as % of
 Nonperforming Loans           234.15    249.08        223.59    214.59
Loss Allowance as % of
 NPA                           202.51    201.95        184.32    171.10

At June 30, 1996, the recorded investment in loans that are considered to be impaired under SFAS 114 was $5,888,000 (all such loans, except troubled debt restructurings, were on a nonaccrual basis). Included in this amount is $2,278,000 of impaired loans for which the related allowance for possible loan losses is $560,000, and $3,610,000 of impaired loans for which no specific allowance for possible loan losses has been allocated. The average recorded investment in impaired loans during the quarter ended June 30, 1996 was approximately $5,909,000. For the quarter ended June 30, 1996, interest income on impaired loans totaled $95,000, of which $12,000 was recognized on a cash basis.

CAPITAL

   Stockholders' equity totaled $162.1 million at June 30, 1996, up from $153.9 million at December 31, 1995. The current level reflects year to date net income of $12.7 million, stock issued of $1.7 million under an incentive stock option plan, an increase of $2.4 million in the valuation allowance for net unrealized losses on investment securities available for sale, and dividends paid to stockholders of $3.8 million.

   "Tier One" capital, consisting entirely of common equity, measured 11.39% of risk-weighted assets at June 30, 1996. Total capital, including the "Tier Two" allowance for loan losses, was 12.75% of risk-weighted assets. The leverage capital ratio was 8.44%. These ratios placed Chittenden in the "well-capitalized" category according to regulatory standards.

LIQUIDITY

   The Company's liquidity and rate sensitivity are monitored by the Bank's asset and liability committee. This committee meets regularly to review and direct the Bank's lending and investment activities, as well as its deposit-gathering and borrowing functions.

   The measure of an institution's liquidity is its ability to meet its cash commitments at all times with available cash or by conversion of other assets to cash at a reasonable price. At June 30, 1996, the Company maintained cash balances and short-term investments of approximately $175.5 million, compared with $197.1 million at December 31, 1995. During the first six months of 1996, the Company continued to be an average daily net seller of Federal Funds.

                           PART II - OTHER INFORMATION

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

   (a)    MEETING DATE

          April 17, 1996

   (b)    ELECTION OF DIRECTORS AND CONTINUING DIRECTORS

      Paul J. Carrara         3 Year Term
      Philip A. Kolvoord      3 Year Term
      James C. Pizzagalli     3 Year Term
      Barbara W. Snelling     3 Year Term
      Lyn Hutton              1 Year Term

      Frederic H. Bertrand    Continuing
      David M. Boardman       Continuing
      Paul A. Perrault        Continuing
      Pall D. Spera           Continuing
      Martel D. Wilson, Jr.   Continuing

   (c)    VOTING MATTERS

          1. The election of Directors as provided by the By-Laws.

              Director              Total Vote          Total Vote Withheld
                                    For Each Director   From Each Director
              ----------------------------------------------------------
              Paul J. Carrara         7,936,232           29,172
              Philip A. Kolvoord      7,935,572           29,832
              James C. Pizzagalli     7,916,551           48,853
              Barbara W. Snelling     7,942,932           22,472
              Lyn Hutton              7,931,546           33,858

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

    (a)    EXHIBITS

           Exhibit 27.  Financial Data Schedule

     (b)    REPORTS ON FORM 8-K

            Press Release related to consummation of the acquisition of Flagship Bank and Trust Company, dated
            March 6, 1996 and accompanying financial statements filed as an Amendment to such 8-K on May 3, 1996.

                                CHITTENDEN CORPORATION

                                      SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          CHITTENDEN CORPORATION
                                          Registrant




August 13, 1996                           S/PAUL A. PERRAULT
- ---------------                           ---------------------------------
Date                                      Paul A. Perrault, President
                                          and Chief Executive Officer

August 13, 1996                           S/NANCY ROWDEN BROCK
- ----------------                          -----------------------------------
Date                                      Nancy Rowden Brock, Senior Vice
                                          President, Chief Financial Officer
                                          and Treasurer